invensys®

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RLS Stat Com/SEC/Letters/050124/vhb

05005679

82-2142

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

24 January 2005

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 01 2005
179
WASH. D.C.

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Tender Offer; Trading Update.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc

Tel: 00 44 207 821 3749
Fax: 00 44 207 821 3884
E-mail: rachel.spencer@invensys.com

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

Copy to: Mr. S. Ahmad
Mr. M. Downing

dlw 2/10

Regulatory News SEC NO 82 - 2142

REG-Invensys PLC Tender Offer; Trading Update
24/01/2005

RNS Number:6949H
Invensys PLC
24 January 2005

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES OF AMERICA OR THE REPUBLIC OF ITALY

Invensys offers to acquire remaining 5.500% notes due 2005 and 7.125% notes due 2007

Trading update

Invensys plc has today announced an offer to acquire the remainder of its 5.500% Notes due 2005 issued under its e2 billion Euro Medium Term Note Program (the "Euro Notes") and its 7.125% Notes due 2007 (the "Dollar Notes"). Currently e47.9 million of Euro Notes and $97.1 million of Dollar Notes are outstanding and the maximum amounts payable under the terms of the Offer are e41.2 million and $103.2 million, respectively; the company already owns e6.9 million of the Euro Notes.

The tender offer will be financed partly from cash and partly from an offering of 9.875% Senior Notes due 2011 (the "Senior Notes").

Full details are contained in the Offer to Purchase for Cash relating to the Euro Notes and the Dollar Notes dated 24 January 2005 and the Offering Memorandum for the Senior Notes dated 24 January 2005.

The Board believes that these transactions, which take advantage of the strong market in the company's debt securities, are a cost effective means of retiring its remaining short -term debt and replacing it with debt of longer maturity.

The Offering Memorandum for the Senior Notes contains the following trading update:

"The Board anticipates that the Group's overall third quarter earnings to 31 December 2004, which will be announced on 24 February 2005, will be in line with market expectations. The Controls business group's performance was affected by some short term operational issues, the impact of which was offset by generally better performances by the other four business groups. Overall, expectations for the year as a whole remain unchanged."

Contact:

Invensys plc	Steve Devany	tel: +44 (0) 20 7821 3758
	Nina Delangle	+44 (0) 20 7821 2121
Maitland	Emma Burdett / Fiona Piper	tel: +44 (0) 20 7379 5151

Safe Harbor

This announcement contains certain statements that are forward-looking. These statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition and liquidity, and the development of the industries in which the Group operates, may differ materially from those made in or suggested by these statements and a number of factors could cause the results and developments to differ materially from those expressed or implied by these forward-looking statements.

Any investment decision in respect of the Offer to Purchase for Cash or in respect of the Senior Notes should be based on the document relating to the Offer to Purchase for Cash or the Offering Memorandum, as the case may be. Members of the general public are not eligible to take part in the Offer to Purchase for Cash or the offering of the Senior Notes. In the United Kingdom, the promotion of the Offer to Purchase for Cash and the offering of the Senior Notes are both restricted by Section 21 of the Financial Services and Markets Act 2000 ("FSMA"). In the United Kingdom, this announcement, in so far as it constitutes an invitation or inducement to participate in the Offer to Purchase for Cash or the offering of the Senior Notes, is directed exclusively at (a) persons who have professional experience in matters relating to investments who fall within Article 19(5) (Investment Professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) ("the Order") or (b) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc) of the Order or (c) other persons to whom it may be directed without contravention of Section 21 of FSMA (all such persons together being referred to as "relevant persons"). In the United Kingdom, this announcement, in so far as it constitutes an invitation or inducement to participate in the Offer to Purchase for Cash or the offering of the Senior Notes, must not be acted on or relied on by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. The Offer to Purchase will not constitute an offer or an invitation for an offer or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase or acquire the Notes.

This announcement shall not constitute an offer of, or the solicitation of any offer to subscribe or buy, any Euro Notes, Dollar Notes or Senior Notes to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under that Act or an available exemption from it. Any offering of the Senior Notes to be made in the United States will be made by means of an offering circular that may be obtained from Invensys plc and will contain detailed information about the company and management, as well as financial statements.

Copies of the Offer to Purchase for Cash relating to the Euro Notes and the Dollar Notes have been submitted to the UK Listing Authority and will be available for inspection shortly at the Document Viewing Facility of the Financial Services Authority, 25 The North Colonnade, London, E14 5HS.